September 18, 2012

JEFFREY ROBERT VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc. Registration Statement on Form S-1 Confidentially Submitted June 28, 2012 Initially filed August 30, 2012 File No. 333-183640

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”) and in connection with the submission of a letter dated July 31, 2012 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 26, 2012 (the “Initial Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comments 13 and 20 of the Initial Comment Letter, to specifically address valuation considerations related to the Company’s recent equity awards in August and September of 2012 and to assist the Staff in its review of the Company’s Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2012

The Company advises the Staff that on September 17, 2012, representatives of Morgan Stanley & Co. LLC, the lead underwriter of the Company’s proposed initial public offering, advised the Company that, based on then-current market conditions, it anticipates that the underwriters would recommend to the Company a preliminary price range of between $[***] and $[***] per share for this offering. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company.

Prior to September 14, 2012, the Company had not held discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described beginning on page 58 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 58 and 59 of the Registration Statement, the status of the Company’s progress towards an initial public offering and the most recent valuation report prepared by a third party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On August 8, 2012, August 28, 2012, September 8, 2012 and September 10, 2012, the Company granted options to purchase an aggregate of 208,500, 807,200, 26,400 and 46,250 shares of common stock, respectively, and on August 8, 2012 and August 28, 2012, the Company granted 35,000 shares and 55,000 shares of restricted stock, respectively. The Company has not granted any other equity awards following September 10, 2012. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $8.55 per share for the August 8 grants and $9.20 per share for the August 28 and September grants. The Board based its determination of the fair value of the Company’s common stock on the factors described on pages 63 and 64 of the Registration Statement and, for the August 28 and September grants, on the valuation report that the Company received in late August 2012 from its third party valuation specialist (the

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2012

“Valuation Report”), which concluded that, as of July 31, 2012, the fair market value of the Company’s common stock was $9.20 per share. As described in the Registration Statement, the Company’s business enterprise value reflected a non-marketability discount of 5%.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of its common stock on August 8, 2012, August 28, 2012, September 8, 2012 and September 10, 2012, as determined by the Board, and the current preliminary price range estimated by the Company is the result of the following factors:

•	the significant recent improvement in major stock market indices, with the Nasdaq Composite Index and the Dow Jones Industrial average having increased 8.5% and 5.5%, respectively since June 30, 2012;

•

the preliminary pricing range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determinations in August and September 2012 due to the volatility of the market during that time;

•

differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board;

•

the differences in the time periods of the financial forecasts used by the underwriters in their comparable company analysis discussed with the Company as compared to the time periods of financial forecasts used in the valuations considered by the Board; specifically, the underwriters applied various current financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for longer-term periods including through calendar year 2014; in contrast to this methodology, the analysis in the previous valuations considered by the Board and Compensation Committee estimated the fair value of the Company’s common stock based in part on both one year trailing and one year projected financial data for the specific peer group companies used in the valuation firm’s analysis;

•

the Company considered a group of comparable companies in the human resource management software, financial and expense management markets in its historic valuations. The Company did not include any companies that had recently completed initial public offerings in its analysis. In contrast, the underwriters included recent public companies in their analysis in part because of the high-growth characteristics of those companies;

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2012

•

the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current estimated price range; and

•	continued and accelerating improvement in the Company’s performance, in particular, continued growth in the Company’s revenues and number of customers.

The Company supplementally advises the Staff that in the amendment to the Registration Statement that includes an estimated price range, it will include the following disclosure:

“We determined, after consultation with the underwriters, that our initial public offering price range will be $[***] to $[***] per share. As of the date of the August 8 and 28 and September 8 and 10, 2012 stock option and restricted stock grants, our board of directors initially had determined the fair value of our common stock to be $8.55 (for the August 8, 2012 grants) and $9.20 per share (for the August 28 and September 2012 grants). The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock for the August and September 2012 grants, as determined by our board of directors, and the initial offering price range is a result of the following factors:

•

the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•

differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; and

•

the consideration of our growth prospects and recent financial, trading and market statistics of a broader set of high-growth technology companies, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors. Overall, the additional companies considered by the underwriters have higher relative valuations than the comparable companies used in the previous valuation analysis.

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2012

Due to our additional grants since July 31, 2012, we expect to recognize total incremental compensation expense of $18.8 million, net of estimated forfeitures, of which $2.2 million, $4.8 million, $3.6 million, $3.5 million, $3.2 million and $1.5 million will be recognized during the fiscal years ending January 31, 2013, 2014, 2015, 2016, 2017 and 2018, respectively. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.”

*******

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

September 18, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer James P. Shaughnessy, Esq., General Counsel Melanie D. Vinson, Esq., Corporate Counsel Workday, Inc.

Gordon K. Davidson, Esq. Larissa Schwartz, Esq. Fenwick & West LLP

Andrew Cotton Darcy Lopes Ernst & Young LLP

Brooks Stough, Esq. David W. Van Horne, Jr., Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.